82-5769

03 OCT -2 AM 7:21

UFJ Holdings, Inc

SUPPL

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

03032440

FACSIMILE TRANSMISSION COVER MEMO

DATE:	October 2, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 10/2

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 2, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

October 2, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Basic Agreement Reached with Tokyo Metropolitan Government to Settle Large Bank Tax Lawsuits

We hereby give notice that UFJ Bank Limited and UFJ Trust Bank Limited, wholly owned subsidiaries of UFJ Holdings, Inc., today reached a basic agreement with the Tokyo Metropolitan Government and the Tokyo Governor to make settlement-at-court("soshoujou-no-wakai") at the Supreme Court regarding the Tokyo Metropolitan Government's tax on large banks.

The settlement is subject to the enactment and implementation of the related draft ordinance revision being tabled at this year's third regular meeting of the Tokyo Metropolitan Assembly.

By making settlement-at-court, about Yen 25.6 billion (about Yen 21.4 billion to UFJ Bank and about Yen 4.2 billion to UFJ Trust Bank) will be refunded from the Tokyo Metropolitan Government.